FIRST AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

    THIS FIRST AMENDMENT dated as of the 24th day of May, 2023, to the Investment Advisory Agreement, dated as of February 23, 2022, as amended (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Kensington Asset Management, LLC, a Texas limited liability company (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, to add the Kensington Defender Fund (the “Fund”), effective upon the launch date of the Fund.

Except to the extent amended hereby, the Agreement shall remain in full force and effect

    IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ Brian R. Wiedmeyer
Brian R. Wiedmeyer
President and Principal Executive Officer

KENSINGTON ASSET MANAGEMENT, LLC

By:	/s/ William Bower
William Bower
Executive Director

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets
Kensington Defender Fund	1.25%
Kensington Active Advantage Fund	1.25%
	$1 billion or less	More than $1 billion and up to $2 billion	Over $2 billion
Kensington Managed Income Fund	1.25%	1.225%	1.20%
	$2.5 billion or less	More than $2.5 billion and up to $5 billion	Over $5 billion
Kensington Dynamic Growth Fund	1.25%	1.225%	1.20%